UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION
              Washington, D.C.  20549

                   SCHEDULE 13D

     Under the Securities Exchange Act of 1934
               (Amendment No.  3  )*



              Cliffs Drilling Company
                 (Name of Issuer)


                       Common Stock
          (Title of Class of Securities)

                   18682C100
                  (CUSIP Number)

               Jonathan Green, Esq.
            Appaloosa Management L.P.
            51 John F. Kennedy Parkway
           Short Hills, New Jersey 07078
                   (201) 376-5400
   (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications)

                   January 13, 1997
       (Date of Event which Requires Filing
                of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

              Exhibit Index:  Page 6
                 Page 1 of 8 Pages
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 2 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Appaloosa Management L.P.

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     Delaware

          7    Sole Voting Power
      Number of529,327
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person529,327
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     529,327

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     7.10%

14   Type of Reporting Person*
     PN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!
                   SCHEDULE 13D

CUSIP No. 18682C100              Page 3 of 8 Pages


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     David A. Tepper

2    Check the Appropriate Box If a Member of a Group*
                              a.
                              b.   X

3    SEC Use Only

4    Source of Funds*

     N/A

5    Check Box If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e)

6    Citizenship or Place of Organization

     United States

          7    Sole Voting Power
      Number of529,327
    Shares
Beneficially   8    Shared Voting Power
      Owned By-0-
    Each
  Reporting    9    Sole Dispositive Power
       Person529,327
    With
               10   Shared Dispositive Power
     -0-

11   Aggregate Amount Beneficially Owned by Each
     Reporting Person
     529,327

12   Check Box If the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented By Amount in Row (11)
     7.10%

14   Type of Reporting Person*
     IN

       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   SCHEDULE 13D

     This Amendment No. 3 to the statement on
Schedule 13D filed on behalf of Appaloosa
Management L.P. (the "Manager") and David A. Tepper
("Mr. Tepper" and together with the Manager, collectively, the "Reporting Persons") on May 8,
1996, as amended by Amendment No. 1 filed on October 15, 1996, Amendment No. 2 filed on November
25, 1996, and Amendment 2/A filed on November 27,
1996 (the "Schedule 13D"), relates to the common stock of Cliffs Drilling Company (the "Company").
Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:



 Item 5.Interest in Securities of the Issuer

     Since the filing of Amendment No. 2/A to the
Schedule 13D, on November 27, 1996, the Accounts sold, in the net aggregate, 90,673 Shares in the open market. As a result of these sales and as of January 27, 1997, 308,453 Shares are held by the
Partnership, 60,146 Shares are held by Reliance and 160,728 Shares are held by Palomino.

(a) This statement on Schedule 13D relates to 529,327 Shares beneficially owned by the Reporting Persons, which constitute approximately 7.10% of the issued and outstanding Shares.

(b) The Manager has sole voting and dispositive power with respect to 529,327 Shares. Mr.
     Tepper has sole voting and dispositive power with respect to 529,327 Shares.

(c)  Since the filing of Amendment No. 2/A to the
     Schedule 13D, the Reporting Persons purchased and sold Shares on the dates, in the amounts and at the prices set forth on Exhibit A annexed hereto and incorporated by reference herein. All of such purchases and sales were made on the open market.

(d)  Not applicable.

  (e)Not applicable.

 Item 7.Material to Be Filed as Exhibits

      Exhibit A:Transactions in Shares Since
Most Recent Filing of Schedule 13D.


                     SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 28, 1997


     Appaloosa Management L.P.
      By:Appaloosa Partners
Inc.,
     Its General Partner



      By:/s/ David A. Tepper

     David A. Tepper
     President



     David A. Tepper



     /s/ David A. Tepper

                   EXHIBIT INDEX


     ExhibitExhibit Name
     Page



    ATransactions in Shares Since Most
               7
      Recent Filing of Schedule 13D

                      EXHIBIT A
 Transactions in Shares of the Company
   Since Most Recent Filing of Schedule 13D

  Transactions by the Partnership


Purchase/Sa
le
Trade Date
No. Of
Shares
Purchased /
Sold
Price
per
Share


P
12-17-96
6,020
57


P
01-02-97
2,173
60.7088


P
01-03-97
2,937
62.26


S
01-08-97
9,397
68.3360
2


S
01-09-97
5,873
70.4976
5


S
01-09-97
7,048
69.4246
9


S
01-09-97
11,746
69.8726
7


S
01-10-97
3,524
75.9474
7


S
01-10-97
2,350
75.8724
7


S
01-13-97
11,746
78.2474


P
01-23-97
2,055
66.4643


S
01-23-97
1,585
68.95


P
01-24-97
2,935
66.05


S
01-24-97
1,645
67.5482


S
01-24-97
11,740
66.7813



    Transactions by Reliance

Purchase/Sa
le
Trade Date
No. Of
Shares
Purchased /
Sold
Price
per
Share


P
12-17-96
1,560
57


S
12-30-96
5,000
68.25


S
12-30-96
3,500
68.6929


P
01-02-97
416
60.7088


P
01-03-97
561
62.27


S
01-08-97
1,797
68.3360
2


S
01-09-97
1,123
70.4976
5


S
01-09-97
1,347
69.4246
8


S
01-09-97
2,246
69.8726
7


S
01-10-97
674
75.9474
6


S
01-10-97
450
75.8724
7


S
01-13-97
1,123
78.2474


P
01-23-97
380
66.4643


S
01-23-97
305
68.95


P
01-24-97
545
66.05


S
01-24-97
75
67.5481
3


S
01-24-97
230
67.5482
2


S
01-24-97
2,180
66.7813





    Transactions by Palomino

Purchase/Sa
le
Trade Date
No. Of
Shares
Purchased /
Sold
Price
per
Share


P
12-17-96
2,420
57


P
01-02-97
1,111
60.7088


P
01-03-97
1,502
62.26


S
01-08-97
4,806
68.3360
2


S
01-09-97
3,004
70.4976
5


S
01-09-97
3,605
69.4246
9


S
01-09-97
6,008
69.8726
7


S
01-10-97
1,802
75.9474
7


S
01-10-97
1,200
75.8724
7


S
01-13-97
3,004
78.2474


P
01-23-97
1,065
66.4643


S
01-23-97
810
68.95


P
01-24-97
1,520
66.05


S
01-24-97
850
67.5482


S
01-24-97
6,080
66.7813